Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement on Form F-4 of Companhia de Bebidas das Américas — AmBev our report dated May 7, 2008, with respect to the consolidated balance sheet of Companhia de Bebidas das Américas — AmBev (and subsidiaries) as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, changes in financial position, and cash flows for the year then ended and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 20-F of Companhia de Bebidas das Américas — AmBev and to the reference to our firm under the heading “Experts”.
February 9, 2009
/s/ KPMG Auditores Independentes